Exhibit 99.2

Sinovac Commences the Phase III Clinical Trial for its EV71 Vaccine Against Hand, Foot and Mouth Disease

Press Release: Sinovac Biotech Ltd. – Tue, Jan 10, 2012 8:00 AM EST

BEIJING , Jan. 10, 2012 /PRNewswire-Asia/ — Sinovac Biotech Ltd. (Nasdaq: SVA - News), a leading provider of biopharmaceutical products in China , announced today that the phase III clinical trial for its proprietary inactivated EV71 vaccine against hand, foot and mouth disease (HFMD) has begun. The Phase II trial, completed in November 2011 , confirmed favorable safety and tolerance profiles, and good immunogenicity.

According to the results of phase II clinical trial, the formulation of 400U with aluminum adjuvant was selected to be used in phase III clinical trial to evaluate the efficacy of Sinovac's EV71 vaccine in protecting against HFMD. The Phase III clinical trial is expected to enroll up to 10,000 healthy volunteers with ages 6-35 months, and was designed as a randomization, double blinded, placebo controlled study. The vaccination schedule calls for two shots at 0 and 28 days. Sinovac anticipates the trial to be completed in the first half of 2013.

Dr. Weidong Yin , Chairman, President and CEO, stated, "Commencing the Phase III EV71 vaccine trial is a significant milestone. The enrollment was completed. And inoculation was initiated late last week and is going on well. The first shot to 10,000 volunteers is anticipated to be completed within one month. The advancement of the clinical program demonstrates our integrated clinical team's ability, as seen with our positive results from the Phase I and II clinical trials. The EV71 vaccine addresses a significant unmet medical need with over 5.14 million HFMD infection cases documented in China since 2007 with over 1900 fatal cases."

Dr. Yin continued, "In parallel to the clinical development, Sinovac's engineering team is building a dedicated manufacturing facility for the EV71 vaccine. We aim to complete the construction and to obtain a GMP certificate in 2013."

About EV 71

Enterovirus 71, or EV 71, causes Hand, Foot, and Mouth Disease (or HFMD). More than 90% of the reported cases occur in children under five years old. HFMD is a common and usually mild childhood disease. However, there has been an increase in severe HFMD cases reported associated with neurological symptoms caused by EV 71. A number of outbreaks of EV 71 HFMD in the Asia-Pacific region have been reported since 1997. Outbreaks have been reported in Malaysia (1997), Taiwan (1998, 2000 & 2001), mainland China (1998-2008), Australia (1999) and Singapore (2000) among other areas in the region. No specific treatment for this enterovirus infection and no vaccine are currently available.

In China , HFMD has become a very serious problem, especially in children, given that no vaccine and specific treatment is currently available to protect against this disease. A growing number of HFMD cases have been recently reported in parts of Asia , including mainland China , Hong Kong , Singapore , South Korea , and Taiwan . According to available data, from the Chinese Ministry of Health, for the period of January 1 to November 30, 2010 , the disease caused 876 deaths in China and over 1.73 million HFMD infection cases. This is compared to 353 fatalities in China and over 1.15 million reported HFMD infectious cases for the entire year in 2009. HFMD is most common among infants and children under five years of age.

About Sinovac

Sinovac Biotech Ltd. is a China -based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases including hepatitis A, seasonal influenza, H5N1 (bird flu) pandemic influenza and H1N1 influenza. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, PANFLU.1, and has received orders from the Chinese Central Government pursuant to the government stockpiling program. The Company is developing a number of new vaccine products, including vaccines for pneumococcal conjugate, enterovirus 71 (EV71) (against Hand, Foot & Mouth Disease), Japanese Encephalitis, animal and human rabies, HIB and epidemic meningitis, chickenpox, mumps and rubella. Its wholly owned subsidiary, Tangshan Yian, is focusing on the research, development, manufacturing and commercialization of animal vaccines and has completed the field trials for an independently developed inactivated animal rabies vaccine, which is anticipated to be launched into market in 2011.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Helen Yang/Chris Lee

Sinovac Biotech Ltd.

Tel: +86-10-8279-9871/9659

Fax: +86-10-6296-6910

Email: ir@sinovac.com

Investors:

Stephanie Carrington

The Ruth Group

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Email: scarrington@theruthgroup.com

Media

Victoria Aguiar

The Ruth Group

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Email: vaguiar@theruthgroup.com